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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                                     UNDER
      SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                                    ABB LTD

                       (Name of Subject Company (Issuer))
                            ------------------------
                               ABB LTD, AS ISSUER

   (Names of Filing Persons (Identifying Status as Offeror, Issuer, or Other
                                    Person)

                      RULE 144A AMERICAN DEPOSITARY SHARES
                         (Title of Class of Securities)

                                   000375105
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                RICHARD M. BURT
                       VICE PRESIDENT AND GENERAL COUNSEL
                             ASEA BROWN BOVERI INC.
                                 501 MERRITT 7
                           NORWALK, CONNECTICUT 06856
                                 (203) 750-2481
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------
                                   COPIES TO:

       DR. BEAT HESS                GREGORY PRYOR, ESQ.             RICHARD A. ELY, ESQ.
       P.O. Box 8131                  White & Case LLP             Skadden, Arps, Slate,
    Affolternstrasse 44         1155 Avenue of the Americas          Meagher & Flom LLP
CH-8050 Zurich, Switzerland       New York, New York 10036       One Canada Square, Canary
     011-41-1-317-7111                 (212) 819-8200                      Wharf
                                                                   London EY45DS, England
                                                                    011-44-207-519-7000

                            ------------------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $80,361,450                                      $16,073

* Based on the product of (i) $66.69, the average of the high and low trading prices of the Registered Shares represented by the Rule 144A ADSs on the SWX Swiss Exchange on April 6, 2001, translated into U.S. dollars at the noon buying rate on April 6, 2001 of CHF 1.7000 = U.S.$1.00 and (ii) 1,205,000,
    the estimated maximum number of Rule 144A ADSs to be received in the exchange offer.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $21,844                                                  Filing Party:  ABB Ltd
Form or Registration No:  Registration Statement on Form F-4 (File No. 333-58242)  Date Filed:    April 4, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/X/ Check the appropriate boxes below to designate any transactions to which the statement relates:

   / /  third-party tender offer subject to Rule 14d-1.

   /X/  issuer tender offer subject to Rule 13e-4.

   / /  going-private transaction subject to Rule 13e-3.

   / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by ABB Ltd, a Swiss corporation ("ABB"), to exchange four registered American Depositary Shares ("New ADSs"), together representing one Registered Share, par value CHF 10 per share (the "Shares"), of ABB, for each Rule 144A ADS ("Rule 144A ADSs"), each representing one Share, validly tendered, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated April 9, 2001, a copy of which is attached hereto as Exhibit (a)(1) (which, as it may be amended and supplemented from time to time, constitutes the "Offer").

    The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET

    Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    The address of each director and executive officer named in the Exchange Offer Prospectus is c/o ABB Ltd, Affolternstrasse 44, CH-8050 Zurich, Switzerland, and the telephone number is 011-41-1-317-7111.

ITEM 4. TERMS OF THE TRANSACTION.

    None of the Rule 144A ADSs are to be purchased from any officer, director or affiliate of ABB.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    There is no agreement, arrangement or understanding between ABB or any of its directors or executive officers and any other person with respect to the Rule 144A ADSs.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as otherwise set forth in the Exchange Offer Prospectus, as of the date hereof ABB has no plans, proposals or negotiations that relate to or would result in:

       (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ABB or any of its subsidiaries;

       (2) any purchase, sale or transfer of a material amount of assets of ABB or any of its subsidiaries;

       (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of ABB;

       (4) any change in the present board of directors or management of ABB;

       (5) any other material change in ABB's corporate structure or business;

       (6) any class of equity securities of ABB to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

       (7) any class of equity securities of ABB becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

       (8) the suspension of ABB's obligation to file reports under
           Section 15(d) of the Exchange Act;

                                       2
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       (9) the acquisition by any person of additional securities of ABB, or the disposition of securities of ABB; or

       (10) any changes in ABB's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of ABB.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Neither the Company nor, to the best of the Company's knowledge, any of its directors, executive officers, associates, majority-owned subsidiaries or directors or executive officers of any of its subsidiaries owns any Rule 144A ADSs or has effected any transactions in the Rule 144A ADSs in the past
60 days.

ITEM 11. ADDITIONAL INFORMATION.

    The information set forth in the Exchange Offer Prospectus attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit (a)(1)          Exchange Offer Prospectus.

Exhibit (a)(2)          Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a)(3)          Form of letter to be used by brokers, dealers, commercial
                        banks, trust companies and other nominees to their clients.

Exhibit (a)(4)          Guidelines for Substitute Form W-9.*

------------------------

* Incorporated by reference to ABB's Registration Statement on Form F-4 (File No. 333-58242).

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2001

                                                       ABB LTD

                                                       By:  /s/ RENATO FASSBIND
                                                            -----------------------------------------
                                                            Name: Renato Fassbind
                                                            Title: Executive Vice President and
                                                                  Chief Financial Officer

                                                       By:  /s/ BEAT HESS
                                                            -----------------------------------------
                                                            Name: Beat Hess
                                                            Title:  General Counsel and Secretary

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